Exhibit 99.1

Bitdeer Announces December 2023 Operations Updates

SINGAPORE, January 5, 2024 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for blockchain and high-performance computing, today announced its unaudited mining and operations updates for December 2023.

Linghui Kong, Chief Executive Officer of Bitdeer, commented, “In December, we continued to generate positive results in our core business and posted another solid performance. We mined 434 Bitcoins in total in December, a 7.7% increase from the month prior and a 149.4% increase from December 2022. This success came despite our retiring of approximately 6,000 legacy mining machines. Meanwhile, our Gedu Datacenter remained fully operational during December, providing us with 3.3EH/s hash rate, and mining 230 Bitcoins, representing approximately 53.0% of our Bitcoins mined for the month. We also added a new general hosting customer in December, which contributed to a month-over-month increase in our hosting hash rate.”

“Construction of our 175MW immersion cooling datacenter at our Tydal mining facility in Norway has continued, and remains on track to finish by mid-2025. Meanwhile, we are planning to commence construction of a 221MW datacenter in Ohio, United States, as part of our ongoing strategy to expand our electrical capacity. This construction is also expected to be completed in 2025.”

“On the AI cloud service front, we received delivery of our initial NVIDIA DGX H100 systems during December, and have begun to install and test them. Based on our progress so far, we expect our cloud service platform to launch during the first quarter of 2024. As we head into the new year, we are eager to replicate the magnitude of success we experienced in 2023. We look forward to embracing new opportunities while executing on our core business, and we remain committed to building lasting shareholder value through the coming year.”

The Company primarily operates three distinct business lines:
•	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.
•	Hash Rate Sharing currently primarily includes Cloud Hash Rate, in which the Company offers hash rate subscription plans and shares mining income with customers under certain arrangements.
•	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

Operations Update

Metrics	December 2023	November 2023	December 2022
Total hash rate under management[1] (EH/s)	21.0	21.1	14.0
- Proprietary hash rate[2]	8.4	8.7	4.1
• Self-mining	6.7	7.1	2.5
• Cloud Hash Rate	1.7	1.6	1.6
- Hosting	12.6	12.4	9.9
Mining machines under management	215,000	220,000	152,000
- Self-owned[3]	86,000	92,000	50,000
- Hosted	129,000	128,000	102,000
Aggregate electrical capacity[4] (MW)	895	895	775
Bitcoin mined (self-mining only)[5]	434	403	174

1 Total hash rate under management as of December 31, 2023 across the Company’s primary business lines: Self-mining, Cloud Hash Rate, and Hosting.

2 Proprietary hash rate as of December 31, 2023 decreased by approximately 0.3 EH/s from 8.7 EH/s from the prior month, primarily attributable to the retirement of approximately 6,000 legacy mining rigs.

3 Self-owned mining machines are for the Company’s self-mining business and Cloud Hash Rate business.

4 Aggregate electrical capacity remained steady, totaling 895MW across six mining datacenters as of December 31, 2023.

5 Bitcoin mined in December 2023 increased by 149.4% compared to December 2022. Bitcoin mined in December 2023 increased by 7.7% compared to November 2023, primarily as a result of an increase in the average transaction fee of mining activities in December 2023. The Company generally does not hold cryptocurrencies obtained through its self-mining business, and promptly converts them into fiat currency.

Infrastructure Update

The Company has continued to make progress in the construction of a 175MW immersion cooling datacenter at its mining facility in Tydal, Norway (the “Tydal Datacenter”). The expansion of the Tydal Datacenter is expected to be completed in mid-2025.

The Company is planning to commence construction of a 221MW datacenter in Ohio, United States (the “Ohio Datacenter”) during January 2024. The land and power resources required for the Ohio Datacenter had been secured during 2023. Construction of the Ohio Datacenter is expected to be completed in 2025.

Recent Developments

In December 2023, the Company took delivery of its initial DGX H100 devices from NVIDIA, which are currently undergoing installation and testing. The Company expects its DGX SuperPOD-based high-performance cloud service platform to launch in the first quarter of 2024.

The Company has placed an order with Taiwan Semiconductor Manufacturing Company Limited to purchase masks and wafers. These chips are designed for Bitcoin mining and are expected to be delivered in the first quarter of 2024 for further design validation and prototype testing. The testing result still remains unknown for now due to the high risk of semiconductor design and R&D work.

Conference Schedule

The Company will be attending and presenting at the 26th Annual Needham Growth Conference on January 18, 2024.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Contacts

Investor Relations
Robin Yang, Partner
ICR, LLC
Email: Bitdeer.ir@icrinc.com
Phone: +1 (212) 537-5825

Public Relations
Brad Burgess, SVP
ICR, LLC
Email: Bitdeer.pr@icrinc.com
Phone: +1 (212) 537-4056